Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Inpixon and Subsidiaries on Form S-3 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 27, 2018, with respect to our audits of the consolidated financial statements of Inpixon and Subsidiaries as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 appearing in the Annual Report on Form 10-K of Inpixon for the year ended December 31, 2017. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP

New York, NY

March 27, 2018